Exhibit 1.01

CONFLICT MINERALS REPORT OF ENDOLOGIX, INC.
IN ACCORD WITH RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

This Conflict Minerals Report (“CMR” or the “Report”) of Endologix, Inc. (herein referred to as “Endologix,” the “Company,” “we,” “us,” or “our”) has been prepared and filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1” or the “Rule”), for the reporting period from January 1, 2016 to December 31, 2016. Numerous terms in this Report are defined in Rule 13p-1 and the Form SD; reference is made to those sources and to the 1934 Act Release No. 34677176 (August 22, 2012) for such definitions.

In August 2012, pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer
Protection Act, the Securities and Exchange Commission (“SEC”) adopted a new Form SD and Rule 13p-1 to implement reporting and disclosure requirements concerning conflict minerals. The Rule imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products where conflict minerals (regardless of origin) are necessary to the functionality or production of the product. Conflict minerals, for purposes of this assessment, are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten, and gold.

SEC registrants whose conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or whose conflict minerals originated from recycled and scrap sources must only submit a Form SD. The Form SD describes the results of the registrant’s Reasonable Country of Origin Inquiry (“RCOI”). SEC registrants that have reason to believe that any of the conflict minerals in their supply chain originated in the Covered Countries, or registrants that are unable to determine the country of origin of those conflict minerals, must exercise due diligence on the conflict minerals’ source and chain of custody. The results and a description of the due diligence must be submitted annually to the SEC in a CMR filed as an exhibit to the Form SD.

After a thorough RCOI, we were not able to determine the country of origin of all conflict minerals in our supply chain, and as a result we are submitting this CMR pursuant to Rule 13p-1. The Report presented herein is not audited pursuant to the Rule’s accommodation for the 2016 reporting period.

Company Overview

Endologix is a Delaware corporation with corporate headquarters located in Irvine, California and manufacturing facilities located in Irvine and Santa Rosa, California. We develop, manufacture, market, and sell innovative medical devices for the treatment of aortic disorders, allowing for greater patient comfort and quicker recovery compared to invasive surgical alternatives. Our focus is endovascular stent grafts for the treatment of abdominal aortic aneurysms (“AAA”). AAA is a weakening of the wall of the aorta, the largest artery in the body, resulting in a balloon-like enlargement. Once AAA develops, it continues to enlarge and, if left untreated, becomes increasingly susceptible to rupture. The overall patient mortality rate for ruptured AAA is approximately 80%, making it a leading cause of death in the U.S and worldwide.

Exhibit 1.01

Merger with Trivascular Technologies, Inc.

On February 3, 2016, we completed our merger with TriVascular Technologies, Inc. (“TriVascular”). The merger expanded our product offering and intellectual property, strengthened our management team, increased our sales force, and enhanced our product development capabilities. Our 2016 Report includes the results of our combined RCOI review of both Endologix and TriVascular products and supply chains.

Product Description

Our products are intended for the minimally invasive endovascular treatment of abdominal aortic aneurysms ("AAA"). Our AAA products are built on one of two platforms: (1) traditional minimally-invasive endovascular aneurysm repair (“EVAR”) or (2) endovascular aneurysm sealing (“EVAS”), our innovative solution for sealing the aneurysm sac while maintaining blood flow through two blood flow lumens. Our current EVAR products include the AFX® Endovascular AAA System (the “AFX System”), the VELA® Proximal Endograft (“VELA”), and the Ovation® Abdominal Stent Graft System (the “Ovation System”). Our current EVAS product is the Nellix® Endovascular Aneurysm Sealing System (the “Nellix EVAS System”).

Our Ovation System consists of (i) a radiopaque nitinol suprarenal stent with integral anchors, (ii) a low-permeability polytetrafluoroethylene (“PTFE”) aortic body graft that contains a network of inflatable rings filled with a liquid polymer that solidifies during the deployment procedure, (iii) nitinol iliac limb stents encapsulated with PTFE, and (iv) accompanying ultra-low profile delivery systems, auto injector and fill polymer kit. Our Ovation System creates a custom seal that conforms to anatomical irregularities and the ultra-low profile system navigates tortuous anatomies.

Our AFX System consists of (i) a cobalt chromium alloy stent covered by expanded polytetrafluoroethylene (commonly referred to as "ePTFE") graft material and (ii) accompanying delivery systems. Once fixed in its proper position within the abdominal aortic bifurcation, our AFX System provides a conduit for blood flow, thereby relieving pressure within the weakened or “aneurysmal” section of the vessel wall, which greatly reduces the potential for the AAA to rupture.

Our Nellix EVAS System consists of (i) bilateral covered stents with endobags, (ii) a biocompatible polymer injected into the endobags to seal the aneurysm and (iii) a delivery system and polymer dispenser. Our Nellix EVAS System seals the entire aneurysm sac effectively excluding the aneurysm reducing the likelihood of future aneurysm rupture.

Market for Our Products

We estimate the global Endovascular AAA market potential to be $4.0 billion. According to AHA Scientific Statement estimates, AAA affects 5% to 6% of the population over 65. Within our EVAR platform, we market and sell the AFX System and the Ovation System in the United States, Europe, New Zealand and Latin America. The AFX System is also marketed in Japan. In February 2013, we commenced a market

Exhibit 1.01

introduction in Europe of the Nellix EVAS System. In December 2013, we received Investigational Device Exemption approval in the United States to begin a clinical trial for the Nellix EVAS System, which commenced in January 2014. This clinical trial is fully enrolled and the one-year follow-up is complete. In October 2015, we received United States Food and Drug Administration approval for the AFX2 Bifurcated Endograft System for the treatment of AAA. In December 2015, we received Shonin approval for the AFX System from the Japanese Ministry of Health, Labor and Welfare and entered into a distribution arrangement with a Japanese distributor to introduce the AFX System in the Japanese market in the first quarter of 2016.

Conflict Minerals Policy

We have adopted the following Conflict Minerals Policy (the “Conflict Minerals Policy”), which is communicated to all our suppliers:

“We are committed to responsible and conflict-free sourcing of all of our raw materials for our products. The ethical sourcing of minerals is an important part of our policy to ensure safe and fair working conditions for everyone in our supply chain. We will endeavor to work only with suppliers that are compliant with responsible industry standards promoted by such groups as the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). We are further committed to ensuring that our suppliers are compliant with the Conflict-Free Smelter Program (“CFSP”) or an equivalent third-party audit program. We know that supply chains fluctuate and we will maintain ongoing monitoring of our supplier’s suppliers and smelters.”

For additional information on our Conflict Minerals Policy, please refer to our website at www.endologix.com (Investor Relations - Corporate Governance). The Conflict Minerals Policy will be regularly reviewed and updated as needed. Additionally, we have advised our suppliers about the Conflict
Minerals Policy and have made reasonable efforts to ensure that current and future suppliers comply with the Conflict Minerals Policy.

Results of Product Analysis

We conducted an analysis of our products and found that (i) certain of our products contain tin, tungsten, tantalum and gold as indicated, (ii) the conflict minerals are necessary to the functionality or production of the products, (iii) the products were manufactured or contracted to be manufactured by the Company, and (iv) manufacture of the products was completed during the 2016 reporting period.

Reasonable Country of Origin Inquiry

Our RCOI was conducted with the suppliers for the products that we determined had conflict minerals. The suppliers were contacted and requested to provide conflict minerals data in the Conflict Minerals Reporting Template, a standardized reporting template provided by EICC and GeSI (the “Template”). The Template as developed to facilitate disclosure and communication of information regarding

Exhibit 1.01

smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. We received 100% of responses back from our suppliers. We carefully examined each of the supplier’s responses to ensure accuracy and consistency with other responses and we cross-checked the information each of the suppliers provided with the Conflict Free Sourcing Initiative (“CFSI”) smelter list to see whether the smelters they identified were conflict free.

Since our last Form SD and Conflict Minerals Report filing, our supply chain has gained greater familiarity with the conflict minerals reporting requirements and this has led to more compliance. Additionally, an increased number of smelters have been certified conflict free and become sourcing alternatives for our suppliers.

As a result of our RCOI and pursuant to Rule 13p-1, we conducted due diligence on the source and chain of custody of our conflict minerals.

Due Diligence Process

After a thorough RCOI, we could not make a determination as to the country of origin of all conflict minerals contained in our products. Therefore, we performed due diligence on our products pursuant to Rule 13p-1. The design of our due diligence process described below conforms in all material respects with the internationally recognized due diligence framework in the 2nd Edition of The Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas, as further set out in the specific guidance for downstream companies contained in the Supplement on Tin, Tantalum, and Tungsten and the Supplement for Gold.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross functional team members and senior executives, communication to, and engagement of, suppliers, assessment of risk in our supply chain, and establishment of a grievance mechanism. We periodically report to our Chief Financial Officer (who oversees our global supply chain management) with respect to our due diligence process and compliance obligations. The Nominating, Governance and Compliance Committee of our Board of Directors is responsible for oversight of our Conflict Minerals Policy.

Step 1 - Company Management Systems

We have established a strong company management system for complying with the Rule, such as:

•Adopting a comprehensive Conflict Minerals Policy related to the sourcing of conflict minerals that has been clearly communicated to our suppliers and the public. The Conflict Minerals Policy can be found on our website and is regularly reviewed and updated as necessary.

Exhibit 1.01

•Creating a conflict minerals task force led by our Chief Financial Officer and a team of subject matter experts from relevant functions such as, purchasing, quality assurance, and manufacturing. The team of subject matter experts is responsible for implementing our conflict minerals due diligence process. Senior management is briefed about the results of our due diligence efforts on a periodic basis.
•Joining CFSI to utilize their industry data, RCOI data, certified conflict free smelter and refiner lists, and various educational and training resources. Additionally, we are a member of the Medical Device Supply Chain Council along with more than 30 other premiere medical device companies. We have access to experts through this council that provide us with further due diligence information related to our suppliers.
•Relying on industry guidelines to help establish programs within the Company and with suppliers, such as EICC and GeSI.
•Strengthening engagement and communication with our suppliers. In addition, we have amended our supplier agreements to require our suppliers to acknowledge our position on conflict minerals and to strongly encourage them to use conflict free sourcing for our products.
•Creating and maintaining a database of the information received from our suppliers in response to our RCOI and of the available educational information to our suppliers.
•Establishing a process to allow employees, suppliers and any other parties to contact us about our conflict minerals and any violations of our Conflict Mineral Policy. We can be contacted at (949) 595-7200.

Step 2 - Identify and Assess Risks in the Supply Chain

We identified that one of our primary risks is the lack of direct relationships with our smelters and refiners. As a purchaser of raw ore or unrefined conflict minerals, we are many steps removed from the mining of conflict minerals. While we acknowledge this as a risk, we understand the value in being able to trace materials back to their mine of origin and of having transparency over our mineral supply chain.

Additional risks such as inaccurate information and partial responses from suppliers arise based on our distance from the smelters and refiners. These risks are a result of our heavy reliance on responses received in the questionnaires that we send to our suppliers. We rely on our suppliers to provide us with accurate information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of raw materials that are supplied to them from sub-tier suppliers. Specific measures have been created by us (as described in Step 3) to minimize this risk and ensure compliance with the Rule.

Step 3 - Design and Implement a Strategy to Respond to Risks

The following is a summary of our strategy to minimize and respond to risks in our supply chain:

•	We consistently brief senior management about our due diligence efforts.

•	We thoroughly review responses from each questionnaire against a criteria developed by our internal team to insure accuracy and completeness.

Exhibit 1.01

•	We work directly with suppliers in situations where we determine that their questionnaire responses are incomplete or inaccurate.

•	We integrate responsible sourcing of minerals within our Conflict Minerals Policy and Supplier Quality Agreement and certification process.

•
We utilize an updated version of the supplier questionnaire that we provided to our suppliers with comprehensive instructions on how to respond to questions and provide us with the most meaningful information.

•	We participate in CFSI webinars and review advisory materials on various topics related to conflict free sourcing and make relevant educational materials available to our suppliers.

•
If necessary, we are prepared to implement risk mitigation efforts, such as temporarily suspend or disengage with a supplier that will not provide accurate and complete responses to our questionnaires.

Endologix will undertake the following steps during the next compliance period for the 2017 reporting period to further improve our due diligence process:

•	Contact suppliers and encourage them to utilize smelters that have obtained a conflict free designation from an industry program, such as the EICC/GeSI Conflict Free Smelter Program.

•	Compare RCOI results with information collected via independent conflict free smelter validation programs, such as the EICC/GeSI Conflict Free Smelter Program.

•	Enhance supplier communication, training and evaluation process to improve due diligence data accuracy and completion.

Step 4 - Independent Third-Party Audit of Supply Chain

We have relied on industry efforts from CFSI and EICC/GeSi Conflict-Free Smelter Program to perform third-party audits on smelters that source from the Covered Countries. Based on industry standards, we believe that such reliance is acceptable. We have not obtained an independent third-party audit on our due diligence process nor is it required for us to do so at this time pursuant to Rule 13p-1.
Step 5 - Report on Supply Chain Due Diligence

This Conflict Minerals Report constitutes our annual report on our supply chain due diligence policies and practices. It is available on our website at www.endologix.com (Investor Relations - Corporate Governance).

Due Diligence Results

Exhibit 1.01

Suppliers

The 17 first-tier suppliers who we identified all responded to the EICC survey; of these 17 suppliers 11 indicated that the conflict minerals used in our products were not necessary to the functionality of the product in question. Four of the remaining six affected suppliers provided the names of 51 refiners or smelters or scrap dealers (collectively, “smelters”) as the facilities used to process conflict minerals. The two remaining suppliers were unable to identify the names of the smelters providing their component parts.

Smelters

After reviewing, correcting, and removing alternate names, all of the listed smelters were ultimately identified as “smelters” consistent with definitions proposed by industry and the audit protocols published by the EICC/GeSI Conflict-Free Smelter Program and CFSI.

    Of the 51 identified smelters, approximately 80% (43 out of 54) were designated as “conflict free.” This assessment was based on information obtained directly from the CFSI list of certified conflict free smelters available during this reporting period.

The table below provides details concerning the name and location of the refiner where known, and whether it has been certified as conflict free.

Exhibit 1.01

Conflict Mineral Identified in Product	Name/COI of Smelter/Refiner; Certified Conflict Free (Yes/No)
Tungsten	17 different smelters, 14 of which are certified ‘Conflict Free’ and three are ‘unknown’.
Tin, Tungsten	Tin (Minsur S.A. Tin Metal, Peru) - Yes Tungsten (HC Starck, Germany) – Yes.
Gold, Tungsten
Gold (Materion USA; CCR
Refinery, Canada; Royal
Canadian Mint, Canada;
Argor-Heraeus SA, Switzerland; Ohio Previous Metals, USA) - all certified conflict free
Tungsten (Global Tungsten
& Poweders Corp., USA;
Kennametal Huntsville,
USA; HC Starck GmbH,
Germany) - all certified
conflict free.

Tin, Gold, Tungsten	27 different smelters, 20 of which are certified ‘Conflict Free’ and seven are ‘unknown’.
Gold, Tantalum, Tin, Tungsten	Unknown - No.

Facilities Used to Process Minerals

We have performed comprehensive analysis of our product components and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain conflict minerals.

Efforts to Determine Location or Origin

We have determined that requesting our suppliers to complete the questionnaire and provide adequate origin documentation and subsequently following up on those responses, represents our reasonable best efforts to determine the locations of origin of the conflict minerals in our supply chain. Once we received these responses, we verified the conflict free sourcing status of any identified smelters, refiners or scrap metal dealers.

Country of Origin

We found that of our three suppliers employing tin in their components 18 of 25 of their smelters were designated “conflict free.” Additionally, 19 out of 22 of our tungsten and six out of seven of our gold

Exhibit 1.01

smelters and refiners in our supply chain have been designated “conflict free” by the CFSP or an equivalent independent third-party audit program. Finally, our solitary supplier using tantalum was not able to identify the name of the smelter used in sourcing this conflict mineral. Although we could not confirm that our conflict mineral sourcing is completely conflict free as of December 31, 2016 our reporting results do confirm that we have generally been able to increase the number of verified smelters and refiners utilized by our suppliers since our prior reporting period. We will continue to encourage all suppliers, smelter and refiners to be either certified conflict free or risk being removed from our supply chain.

Conclusion

We have no reason to believe that conflict minerals necessary to the functionality or production of our products directly or indirectly finance or benefit armed groups in the Covered Countries. However, because we have not received adequate responses from all affected suppliers, we are unable to determine all of the facilities used to process the conflict minerals in these products or the country of origin of those conflict minerals.

Statements and Risk Factors

The statements made in this Report are based on our RCOI and due diligence process performed in good faith. These statements are based on the infrastructure and information available during the reporting period. A number of factors could introduce errors or otherwise affect the information in this Report. These factors include, but are not limited to, incomplete, erroneous or omitted supplier or smelter data; the pending definition of “smelter”; confusing language contained in the SEC regulations; insufficient supplier and smelter education and knowledge during this second year of compliance with SEC regulations; timeliness of data; public information not discovered during a reasonable search; errors in public data; language barriers and translation issues; oversights or errors in conflict-free smelter audits; sourced materials from Covered Countries being declared secondary materials; companies going out of business during 2016; certification programs not being equally advanced for all industry segments and metals; and smuggling of conflict minerals to countries beyond the Covered Countries.